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September 26, 1996

Dear Limited Partners:

We have recently become aware of two separate offers to purchase units of Westin Hotels Limited Partnership. We understand that the purchase prices that have been offered are $185 and $230 per unit, respectively. Although the General Partner is not advising you whether or not to accept either offer, you should consider the following information, which indicates that the units may be worth more than the prices being offered, before determining whether to sell your units.

Although the market for units is limited, unit sales do occur through certain secondary markets that specialize in trading limited partnership interests ("Limited Partnership Exchanges"). The above-referenced offers are below the average price recently reported to us for the units that are being transferred through various Limited Partnership Exchanges. In addition, the trading prices at these Limited Partnership Exchanges have been steadily increasing. The average unit price computed on a per transaction basis for units traded during the second quarter of 1996 was $225. During the third quarter of 1996, the average price computed to date on a per unit basis has increased to $259 per unit. The average unit price computed to date on a per transaction basis during the third quarter of 1996 is $289. The range of unit prices for the third quarter of 1996 is $210 per unit to $340 per units.

In May 1996, the General Partner received reports estimating the market value for each of the Hotels. Based on these estimated values and after consideration of Partnership liabilities, the calculated value of Limited Partners' equity is in excess of $300 per unit. However, such valuation does not necessarily reflect fair market value of the units or what you would realize on liquidation of the Partnership.

As discussed in our most recent quarterly reports, the Partnership's operating profits have improved and are continuing to improve. Also as reported, the Partnership has just recently invested $45 million in your Hotels, including significant renovations to the guest rooms and food and beverage outlets. This investment has increased the asset value of the Hotels and contributed directly to improved operating results for each property. As a result of the increased cash flow from operations, the General Partner anticipates, barring unforeseen circumstances, that the Partnership will be in a position to resume significant cash distributions to the Limited Partners in 1997.

We recommend that you consult with your tax advisor regarding the tax ramifications of selling your units. For tax purposes, the basis of your units has been reduced since you purchased them in 1986 by both cash distributions and net passive losses. As a result, assuming you have been able to recognize your net passive losses every year, sale of the units could result in a taxable capital gain.

The General Partner is providing this information to you because this is the first time that there have been general solicitations to purchase units from the Limited Partners. We hope this information is helpful in making your decision of whether to accept either of the current offers. Please note, however, if additional offers are made, the General Partner may choose not to
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provide information similar to that provided in this letter. Should you have any additional questions or concerns, please contact our Investor Relations Department at 1-800-323-5888.

Sincerely yours,
Westin Hotels Limited Partnership
by Westin Realty Corp., its General Partner

/s/ Richard Mahoney

Richard Mahoney
Vice President, Chief Financial Officer and Treasurer